Ibotta, Inc.
1801 California Street, Suite 400
Denver, Colorado 80202
April 15, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attn:	Patrick Kuhn
Theresa Brillant
Nicholas Nalbantian
Dietrich King

Re:	Ibotta, Inc.
Registration Statement on Form S-1
File No. 333-278172
Acceleration Request
	Requested Date:	April 17, 2024
	Requested Time:	4:00 p.m. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ibotta, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-278172) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 320-4597.
* * *

Sincerely,

IBOTTA, INC.

/s/ Bryan Leach
Bryan Leach
Chief Executive Officer and President

cc:	Sunit Patel, Ibotta, Inc.
David Shapiro, Ibotta, Inc.

Mark Baudler, Wilson Sonsini Goodrich & Rosati, P.C.
Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.
Rachel Nagashima, Wilson Sonsini Goodrich & Rosati, P.C.

David Boston, Willkie Farr & Gallagher LLP
Tej Prakash, Willkie Farr & Gallagher LLP